Exhibit 99.1

PRESS RELEASE Brussels, 31 October 2013 – 1 / 25

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev reports Third Quarter 2013

Except where otherwise stated, the comments below are based on organic growth figures and refer to 3Q13 and 9M13 versus the same period of last year. For important disclaimers please refer to pages 2/3.

HIGHLIGHTS

•	Revenue growth: Revenue grew by 3.0% in 3Q13 and by 2.8% in 9M13, with revenue per hl growth of 4.2% in 3Q13 and 5.1% in 9M13. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hl) revenue per hl grew by 4.9% in 3Q13 and by 5.7% in 9M13

•	Volume performance: Total volumes in 3Q13 declined by 1.3%, with own beer volumes decreasing by 1.4%, while non-beer volumes declined by 0.8%. In 9M13, total volumes declined by 2.1%, with own beer volumes down 2.0% and non-beer volumes down 3.2%

•	Focus Brands: Our Focus Brands volumes grew 0.3% in 3Q13, with our global brands up 5.0%, led by global Budweiser, which grew by 8.1%. Global volumes (excluding the US) of our new flagship brand Corona grew by 3.7% in the quarter

•	Cost of Sales: Cost of Sales (CoS) decreased by 1.2% in 3Q13, and by 0.3% on a per hl basis, benefiting from synergies captured in Mexico. In 9M13, CoS grew by 1.3%, and by 3.6% on a per hl basis. On a constant geographic basis, CoS per hl increased by 1.2% in 3Q13 and by 5.0% in 9M13

•	Cost Synergies: Approximately 250 million USD of cost synergies have been captured in the four months since the closing of the combination with Grupo Modelo on 4 June 2013. In addition, the Grupo Modelo management team delivered approximately 75 million USD prior to the closing. We remain on track to achieve our commitment of 1 billion USD of cost synergies by the end of 2016

•	EBITDA: EBITDA grew by 10.5% in 3Q13 to 4 664 million USD, with a margin expansion of 274 bps to 39.8%. This performance was driven by solid revenue per hectoliter growth, good cost discipline and the capture of cost synergies linked to the Grupo Modelo combination. In 9M13, EBITDA grew by 6.1% to 11 989 million USD with a margin of 38.1%, an improvement of 117 bps

•	Net finance costs: Net finance costs (excl. non-recurring net finance costs) were 562 million USD in the quarter, compared to 680 million USD in 3Q12

•	Non-recurring net finance income was 170 million USD in 3Q13, due mainly to mark-to-market gains on the hedging of 99% of our equity exposure related to the shares to be delivered in the next five years to some Grupo Modelo shareholders as part of a transaction related to the combination with Grupo Modelo

•	Income taxes: Income tax expense in 3Q13 was 699 million USD, with a normalized effective tax rate (ETR) of 21.3%, compared to an income tax expense of 456 million USD in 3Q12 and a normalized ETR of 17.2%. The increase in the normalized ETR in 3Q13 mainly results from a change in country mix. The normalized ETR in 9M13 was 18.1% compared to 15.6% in 9M12

•	Profit: Normalized profit attributable to equity holders of AB InBev increased in nominal terms to 2 205 million USD in 3Q13 from 1 843 million USD in 3Q12. Normalized profit attributable to equity holders of AB InBev increased in nominal terms to 5 562 million USD in 9M13 from 5 429 million USD in 9M12

•	Earnings per share (EPS): Normalized EPS grew 17.2% in nominal terms to 1.36 USD in 3Q13 from 1.16 USD in 3Q12, driven by growth of the underlying business and the combination with Grupo Modelo, including the cost synergies, despite the significant FX translation headwinds. Normalized EPS was 3.45 USD in 9M13 compared with 3.40 USD in 9M12

•	Interim Dividend: The AB InBev Board has approved an interim dividend of 0.60 EUR per share for the fiscal year 2013. The shares will trade ex-coupon as of 13 November 2013 and dividends will be payable as from 18 November 2013. The record date will be 15 November 2013

PRESS RELEASE Brussels, 31 October 2013 – 2 / 25

Figure 1. Consolidated performance (million USD)

	3Q12	3Q12	3Q13	Organic
	Reported	Reference base		growth
Total volumes (thousand hls)	107 677	119 638	119 664	-1.3%
AB InBev own beer	95 865	107 826	107 907	-1.4%
Non-beer volumes	11 291	11 291	11 206	-0.8%
Third party products	521	521	551	5.7%
Revenue	10 269	11 622	11 729	3.0%
Gross profit	5 998	6 746	6 972	6.0%
Normalized EBITDA	3 981	4 359	4 664	10.5%
Normalized EBIT	3 301	3 594	3 908	12.7%
Normalized profit attributable to equity holders of AB InBev	1 843		2 205
Profit attributable to equity holders of AB InBev	1 818		2 366
Normalized earnings per share (USD)	1.16		1.36
Earnings per share (USD)	1.13		1.44
Margins
Gross margin	58.4%	58.0%	59.4%	171	bp
Normalized EBITDA margin	38.8%	37.5%	39.8%	274	bp
Normalized EBIT margin	32.1%	30.9%	33.3%	291	bp

	9M12	9M12	9M13	Organic
	Reported	Reference Base		growth
Total volumes (thousand hls)	302 533	318 834	315 497	-2.1%
AB InBev own beer	267 095	283 396	281 038	-2.0%
Non-beer volumes	33 952	33 952	32 930	-3.2%
Third party products	1 486	1 486	1 529	1.9%
Revenue	29 471	31 307	31 484	2.8%
Gross profit	17 149	18 173	18 372	3.9%
Normalized EBITDA	11 133	11 666	11 989	6.1%
Normalized EBIT	9 100	9 516	9 838	7.1%
Normalized profit attributable to equity holders of AB InBev	5 429		5 562
Profit attributable to equity holders of AB InBev	5 424		11 875
Normalized earnings per share (USD)	3.40		3.45
Earnings per share (USD)	3.39		7.36
Margins
Gross margin	58.2%	58.0%	58.4%	61	bp
Normalized EBITDA margin	37.8%	37.3%	38.1%	117	bp
Normalized EBIT margin	30.9%	30.4%	31.2%	126	bp

AB InBev’s 3Q13 and 3Q12, and 9M13 and 9M12 reported numbers are based on unaudited condensed consolidated interim financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD.

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geographic mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. When we make estimations on a constant geographic basis, we assume each country in which we operate accounts for the same percentage of our global volume as in the same period of the previous year.

PRESS RELEASE Brussels, 31 October 2013 – 3 / 25

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in the figures and annexes may not add up, due to rounding.

Given the transformational nature of the transaction with Grupo Modelo, and to facilitate the understanding of AB InBev’s underlying performance, AB InBev has updated its 2012 segment reporting for purposes of our results announcement and internal review by senior management. This presentation (referred to as the “2012 Reference Base”) includes, for comparative purposes, the results of Grupo Modelo as if the combination had taken place on 4 June 2012. Following the combination, the Grupo Modelo operations are reported according to their geographical presence in the following segments: the Mexico beer and packaging businesses are reported in the new Zone Mexico, the Spanish business is reported in the Zone Western Europe and the Export business is reported in the Global Export and Holding Companies segment.

Effective 1 January 2013, the revised IFRS standard “IAS 19 Employee Benefits” has become effective. Under the revised standard, AB InBev presents the net pension interest cost as part of the net finance cost. IAS 19 Employee Benefits requires retrospective application. Accordingly, the 2012 comparative figures have been adjusted as if IAS 19 Revised had always applied.

Effective 1 January 2013, we transferred management responsibility for Ecuador and Peru to Latin America South. These countries were previously reported within Latin America North. The 2012 Latin America South and Latin America North results have been adjusted for comparative purposes.

3Q13 and 9M13 EPS is based upon weighted average of 1 613 million shares compared to 1 599 million shares for 3Q12 and 9M12.

MANAGEMENT COMMENTS

We are not satisfied with our top line performance in 2013 which continues to be impacted by macroeconomic headwinds in a number of our markets. However, we remain focused on what we can impact and influence and on doing the right things to build a healthy business for the long term. We have an unrivalled portfolio of global premium brands, supported by strong local brands, and our plans are in place for a fast start in 2014. As always, it is our people that will make the difference and they are ready for the opportunities and challenges ahead of them.

It is five months since we closed the combination with Grupo Modelo and the integration of our two businesses is going extremely well. Our new colleagues quickly embraced the AB InBev culture and ways of working, which has allowed us to implement our integration plan and to start delivering cost synergies much quicker than originally expected.

Moving to the financial results, our total revenues grew by 3.0% in 3Q13, driven by revenue per hl growth of 4.2% from revenue management initiatives and brand mix. Volumes of our Focus Brands grew by 0.3% in 3Q13, ahead of total own beer volumes which declined by 1.4%. Within our Focus Brands portfolio, our global brands grew 5.0% led by Budweiser, which grew by 8.1% on a global basis, with strong growth in China, Brazil and the United Kingdom. Our new flagship brand, Corona, grew 3.7% in the quarter, due to strong performances in Mexico and the brand’s main export markets outside the US.

Consolidated EBITDA grew by 10.5% in 3Q13 with margin expansion of 274 bps, driven by solid revenue per hectoliter growth, good cost discipline and the capture of cost synergies from the Grupo Modelo combination.

Normalized profit attributable to equity holders of AB InBev increased by 19.6% compared to 3Q12, driven by EBITDA growth and lower net finance costs as a result of mark-to-market gains linked to the hedging of our equity exposures and reported in other financial results, partly offset by higher income tax expense. Normalized earnings per share increased by 17.2% compared to 3Q12, to 1.36 USD per share.

PRESS RELEASE Brussels, 31 October 2013 – 4 / 25

In February 2013, we announced the decision to move to semi-annual dividend payments, starting with dividends for fiscal year 2013. This change will allow us to manage cash flow more efficiently throughout the year by matching dividend payments more closely with operating cash flow generation. The Board has now approved an interim dividend of 0.60 EUR per share for the fiscal year 2013. The shares will trade ex-coupon as of 13 November 2013 and dividends will be payable as from 18 November 2013. The record date will be 15 November 2013.

Turning to performance in our top markets:

In the United States:

Volume

•	We estimate that industry selling day adjusted sales-to-retailers (STRs) declined by 1.0% in 3Q13 and by 2.2% in 9M13. Industry volumes in the quarter benefited from more favorable weather and reduced pressure on consumer disposable income, continuing the improving trend that we have seen since the end of February. We are confident about the long term growth potential for the industry, although labor participation and unemployment rates among young adult males remain a concern

•	Our own selling day adjusted STRs decreased by 2.7% in 3Q13 and by 3.3% in 9M13, with the third quarter being partly impacted by the timing of our price increase. The price increase took effect on 30 September 2013, although in certain markets this was delayed until the start of November as a result of local market conditions. Consequently, some of the retail buy-in in advance of the price increase occurred in the fourth quarter this year compared to the third quarter last year. We estimate that our STR volumes in 4Q13 should benefit from this timing difference

•	Our reported sales-to-wholesalers (STWs) declined by 1.9% in 3Q13 and by 2.8% in 9M13

Revenue Management

•	US beer-only revenue per hl remains strong, growing by 3.2% in the quarter and by 3.7% in 9M13. Brand mix contributed 100 bps to this growth, with the main driver being Bud Light Lime Straw-Ber-Rita. Brand mix contributed 130 bps in 9M13

•	On 30 September 2013 we implemented a net price increase of approximately 3%. The amount and precise timing of the increase varies by brand, package and state, with some increases being implemented at the start of November, as mentioned above

Commercial Strategy and Brands

•	We estimate that our total market share declined by approximately 80 bps in 3Q13 and by 60 bps in 9M13. The decline in the quarter was driven in part by a share loss of approximately 35 bps from our sub-premium brands, as a result of our strategy of narrowing the price gap between our premium and sub-premium brands. We also saw share loss versus 3Q12 linked to the timing of our price increase which resulted in some retail buy-in being delayed until 4Q13. We expect to recover this volume in October 2013. We expect the trend of our year to date estimated share loss at the end of October to be in line with our share loss reported for the first half of the year of approximately 45 bps

•	We estimate that the Bud Light family lost approximately 25 bps of market share in 3Q13, with Bud Light gaining share of the premium light segment in the quarter, based on our estimates. A decline in STRs for the Bud Light brand of 3.3% was partly offset by strong growth from Bud Light Lime Straw-Ber-Rita and Bud Light Lime Lime-A-Rita, with the Ritas achieving a combined market share of 0.8% in 3Q13, based on STRs. Bud Light Lime Cran-Brrr-Rita, a seasonal addition to the Rita family of brands, is planned for launch in November before Thanksgiving. Bud Light Platinum maintained its market share on a sequential basis, based on our estimates

PRESS RELEASE Brussels, 31 October 2013 – 5 / 25

•	We estimate that market share for the Budweiser family was marginally down in 3Q13, with Budweiser Black Crown partly offsetting a share decline in Budweiser. Budweiser performance continues to improve, supported in recent weeks by the Budweiser Made in America music festival and Major League Baseball activations

•	Michelob Ultra and our high end brands continue to gain share according to our estimates

•	Our innovation pipeline in the US remains strong. It includes not only new liquids but a greater focus on packaging such as the recently launched re-sealable 16oz aluminum bottle, which we expect will provide a functional benefit to consumers. The new 25oz can also delivers added value to the consumer, offering more liquid for the same price as our traditional 24oz can. The 24oz can is being discontinued

•	EBITDA margin in the US grew by approximately 80 bps in 3Q13 and 20 bps in 9M13 driven by savings in cost of sales and distribution expenses, as well as a strong revenue per hl performance.

In Mexico:

Integration and synergies

•	The integration continues to progress very well. In the four months since the closing of the combination with Grupo Modelo on 4 June 2013, approximately 250 million USD of cost synergies have been captured. Of this amount, approximately 210 million USD was delivered in 3Q13 and approximately 40 million USD in 2Q13. In addition, the Grupo Modelo management team delivered approximately 75 million USD of cost savings prior to the closing, as a result of best practice sharing. The total of synergies captured to date is therefore approximately 325 million USD of which approximately 300 million USD has been captured in the Mexico zone, with the remaining approximate 25 million USD being reported within Global Export & Holding Companies (GEHC).

•	We remain committed to delivering 1 billion USD of cost synergies before the end of 2016, with the majority of these savings coming by the end of 2015. We continue to expect approximately 40-45% of the synergies to be delivered in Cost of Sales, with the remaining 55-60% coming from operating expenses. We also remain on track to deliver 500 million USD of working capital savings in the first two years after closing

Volume

•	Mexican beer industry volumes remained under pressure in 3Q13, with our own volumes down by 2.3% in the quarter. This industry performance was due to weak economic growth and the impact of severe hurricanes and tropical storms in various states along the Mexican coastline in September. The economy currently remains soft, with low levels of inflation and unemployment. We continue to be confident about the long-term growth potential of Mexico and our own business

Revenue Management

•	Domestic beer only revenue per hl in Mexico grew by 6.1% in 3Q13 due to our revenue management initiatives

In Brazil:

Volume

•	The beer industry in Brazil has been under pressure all year, driven by a weak economy and a challenging consumer environment. Food inflation has eased considerably in recent months but is still ahead of the general level of inflation, and continues to put pressure on the disposable income of our core consumer. However, we have remained focused on our commercial strategy and delivered solid revenue per hl and EBITDA growth in the quarter

PRESS RELEASE Brussels, 31 October 2013 – 6 / 25

•	We estimate beer industry volumes in Brazil declined by 4.3% in 3Q13. Our own beer volumes declined by 5.0% in the quarter and by 4.7% in 9M13. We estimate that our average market share for the quarter was 68.0%, which represents a sequential loss of only 10 bps, while market share declined by 50 bps versus 3Q12, mainly due to a tough comparable

•	Our expectations for Brazil beer industry volume growth in FY13 remain unchanged. However, based on the 3Q13 results, we expect industry volume growth in FY13 to be at the lower end of the range provided in our guidance of flat to low single digit decline

Revenue Management

•	Our beer revenue per hl grew by 6.0% in 3Q13 and by 8.1% in 9M13. This was driven by our revenue management initiatives, higher own distribution and improved premium mix. We continue to expect revenue per hl to grow by high single digits in FY13

Commercial Strategy and Brands

•	Our commercial strategy, focused on innovations and pack price initiatives, is working well, as evidenced by the growth of our one liter and 300 ml returnable glass bottle packages. We are also gaining market share in the North and North East, based on our estimates, and continue to have volume growth of our premium brands ahead of the total industry

•	Our attention is now beginning to move towards brand initiatives and activations associated with the 2014 FIFA World Cup.

In China:

Volume

•	Our own volumes grew by 8.3% in 3Q13 and by 8.8% in 9M13, driven by industry growth of over 3% during the first eight months for which data is available, and an estimated gain in market share of 75 bps during the same period

•	Our national brands, Budweiser and Harbin, continue to grow well ahead of the rest of our business through growth in their existing footprints, and expansion into new channels and geographies

•	In 3Q12 we announced the acquisition of four breweries in China. These transactions have now closed, adding additional capacity of approximately 9 million hectoliters. The integration is going very well

Revenue Management

•	Revenue per hl grew by 7.8% in 3Q13, mainly driven by improved brand mix, reflecting the strong growth of Budweiser and Harbin Ice

Commercial Strategy and Brands

•	Focus Brands, which represent almost 73% of our China volumes, grew 13.4% in 3Q13 with Budweiser, Harbin and Harbin Ice delivering double digit volume growth

•	During the quarter, we continued with the roll out of our latest innovation, Budweiser Supreme. The brand is now available in over 20 major cities in China, with further expansion to follow in the coming months. Budweiser Supreme is a super-premium line extension of Budweiser, with a particular focus on high end Chinese restaurants.

PRESS RELEASE Brussels, 31 October 2013 – 7 / 25

OUTLOOK

Our outlook for 2013 is as follows:

(i)	Volumes: We will continue to pursue our Focus Brands and premiumization strategy in the US, supported by a healthy innovation pipeline and a strong sales execution plan. We expect the pressure on volumes in Brazil to continue in the short term. Our expectations for Brazil beer industry volume growth remain unchanged. However, based on the 3Q13 results, we expect industry growth in Brazil in FY13 to be at the lower end of the range provided in our guidance of flat to low single digit decline. We continue to expect solid industry volume growth in China in 2013

(ii)	Revenue per hl: We expect revenue per hl to grow organically ahead of inflation, weighted by country, as a result of continued improvement in mix and revenue management initiatives

(iii)	Cost of Sales per hl: We expect CoS per hl to increase organically by mid single digits in 2013, with global commodity cost increases and an unfavorable foreign exchange transactional impact (primarily BRL/USD) being partly mitigated by procurement savings and efficiency gains

(iv)	Distribution expenses per hl: We expect distribution expenses per hl to increase organically by mid single digits

(v)	Sales & Marketing expenses: We will continue to drive top-line performance by investing behind our brands and expect our sales and marketing investments to increase by mid to high single digits in FY13

(vi)	Net Finance Costs: We expect the average coupon on net debt to be in the range of 4.8% to 5.3% in FY13. The average coupon is expected to decline by 50 bps beginning in 2014 now that the negative cash carry linked to the delay in the closing of the combination with Grupo Modelo has been eliminated. Net pension interest expense (as a result of the revised IAS 19 standard) and accretion expenses are expected to be approximately 40 and 75 million USD per quarter, respectively. Other financial results will continue to be impacted by gains and losses related to the hedging of our share-based payment programs

(vii)	Effective Tax Rate: We expect the FY13 normalized effective tax rate (ETR) to be between 19% and 21%. We expect the normalized ETR to be in the range of 20% to 25% in the period 2014-2017, and in the range of 25% to 27% thereafter

(viii)	Net Capital Expenditure: our guidance for net capital expenditure in 2013 remains at approximately 3.9 billion USD, including Mexico. The remainder of the increase over 2012 is being driven mainly by investments in capacity expansion in Brazil and China, in addition to commercial capex linked to our strong innovation pipeline and market programs

(ix)	Debt: We expect the net debt to EBITDA ratio to fall below 2.0x during the course of 2014. Approximately one third of AB InBev’s gross debt is denominated in currencies other than the US dollar, principally the euro

PRESS RELEASE Brussels, 31 October 2013 – 8 / 25

BETTER WORLD

Our dream is to be the Best Beer Company in a Better World, and we continue to demonstrate our social responsibility leadership. On 20 September 2013 we celebrated our fourth annual Global Be(er) Responsible Day, a global rally day to promote the importance of responsible drinking. This year, our activities focused on developing and expanding the global Family Talk About Drinking program; promoting road safety, including the use of designated drivers; training bartenders and retailers on how to sell and serve our products responsibly; and cultivating public/private partnerships. More than 35,000 employees participated in the Global Be(er) Responsible Day activities, more than doubling the engagement from 2010’s inaugural celebration. In addition, we hosted our first Well-Being and Responsibility Forum, an online dialogue that brought together 240 experts and practitioners from businesses, non-government organizations, academia and governments, across 15 countries, to discuss the importance of well-being and responsibility and seek collaborative solutions to curb the harmful use of alcohol.

We also announced our second-year progress toward meeting our Global Responsible Drinking Goals by the end of 2014. In two years (2011-2012) we have:

(i)	Reached almost 145 million adults with programs that help parents talk to their children about underage drinking, exceeding our three-year goal of reaching at least 100 million adults

(ii)	Provided ID-checking materials to almost 465,000 bars and other retailers, reaching roughly 93% of our target of at least 500,000

(iii)	Trained about 228,000 bartenders, waiters, grocery store clerks, other servers and sellers of alcohol on responsible beverage sales

(iv)	Spread the word about the importance of using a designated driver or safe-ride home, reaching more than 748 million legal-age consumers in two years, exceeding our target of 500 million consumers

(v)	Invested more than 112 million USD in responsible drinking advertising and programs

REFERENCE BASE

Given the transformational nature of the transaction with Grupo Modelo, and to facilitate the understanding of AB InBev’s underlying performance, we have updated our 2012 and 2013 segment reporting for purposes of results announcement and internal review by senior management. This presentation (referred to as the “2012 and 2013 Reference Base”) includes, for comparative purposes, the results of the Grupo Modelo business as if the combination had taken place on 4 June 2012. Following the combination, the Grupo Modelo operations are reported according to their geographical presence in the following segments: the Mexico beer and packaging businesses are reported in the new Zone Mexico, the Spanish business is reported in the Zone Western Europe and the Export business is reported in the Global Export and Holding Companies segment.

This press release includes Reference Base comparative data for 1Q13 and 2Q13 as if the businesses had been combined on 4 June 2012, which will be used for comparative purposes in FY14. Reference Base comparative data for 2Q12, 3Q12 and 4Q12 was published in the 2Q13 results on 31 July 2013.

PRESS RELEASE Brussels, 31 October 2013 – 9 / 25

OPERATING PERFORMANCE

Detailed segment information for the 3Q13 and 9M13 financial performance is provided in the annexes of the press release.

Figure 2. Volumes (thousand hls)

	3Q12	Scope	Organic	3Q13	Organic growth
	Reference		growth		Total	Own beer
	base				volume	volume
North America	33 799	83	-640	33 243	-1.9%	-1.9%
Mexico	9 532	—	-221	9 311	-2.3%	-2.3%
Latin America - North	29 674	4	-1 202	28 476	-4.0%	-4.8%
Latin America - South	8 192	—	-25	8 167	-0.3%	-2.0%
Western Europe	7 913	—	28	7 940	0.3%	0.1%
Central and Eastern Europe	6 547	—	-1 239	5 308	-18.9%	-19.0%
Asia Pacific	19 779	1 589	1 654	23 022	8.4%	8.4%
Global Export and Holding Companies	4 202	-63	57	4 197	1.4%	1.4%
AB InBev Worldwide	119 638	1 614	-1 589	119 664	-1.3%	-1.4%

	9M12	Scope	Organic	9M13	Organic growth
	Reference		growth		Total	Own beer
	Base				volume	volume
North America	96 475	246	-2 753	93 968	-2.8%	-2.9%
Mexico	12 846	—	-214	12 632	-1.7%	-1.7%
Latin America - North	86 220	790	-3 316	83 693	-3.8%	-4.4%
Latin America - South	26 749	—	-1 209	25 540	-4.5%	-4.3%
Western Europe	22 305	—	-985	21 320	-4.4%	-4.6%
Central and Eastern Europe	17 842	—	-2 375	15 468	-13.3%	-13.4%
Asia Pacific	47 805	2 513	4 225	54 543	8.8%	8.8%
Global Export and Holding Companies	8 592	-188	-70	8 333	-0.8%	-0.8%
AB InBev Worldwide	318 834	3 360	-6 697	315 497	-2.1%	-2.0%

North America (NA)

North American total volumes declined by 1.9% in 3Q13 and by 2.8% in 9M13.

In the United States, we estimate that industry selling day adjusted STRs declined by 1.0% in 3Q13 and by 2.2% in 9M13. Our own selling day adjusted STRs declined by 2.7% in 3Q13 and by 3.3% in 9M13, with the third quarter being partly impacted by the timing of our price increase. The price increase took effect on 30 September 2013, although in certain markets this was delayed until the start of November. As a result, some of the retail buy-in ahead of the increase occurred in the fourth quarter this year compared to the third quarter last year. Our STR volumes in 4Q13 will see the benefit of this timing difference. Our STWs declined by 1.9% in 3Q13 and by 2.8% in 9M13.

We estimate that our market share in the US declined by approximately 80 bps in 3Q13 and by 60 bps in 9M13. The decline in the quarter was driven by a share loss of approximately 35 bps from our sub-premium brands, driven by our strategy of narrowing the price gap between our premium and sub-premium brands, and by the timing of the retail buy-in compared to 3Q12, as mentioned above. We expect to recover this volume in October 2013. The trend of our year to date estimated share loss at the end of October is expected to be in line with our share loss reported for the first half of the year of approximately 45 bps.

US beer-only revenue per hl continues to perform well, growing by 3.2% in the quarter and by 3.7% in 9M13. Brand mix contributed 100 bps to this growth in 3Q13, mainly due to Bud Light Lime Straw-Ber-Rita.

PRESS RELEASE Brussels, 31 October 2013 – 10 / 25

In Canada, our beer volumes declined by 2.2% in 3Q13 and by 2.9% in 9M13. We estimate the industry declined by 1.2% in 3Q13 driven by higher taxes and pressure on consumer disposable income, but is showing signs of improvement as the year progresses. Our Focus Brands grew 1.5% during the quarter driven by a strong performance from the Bud Light family, which continued to benefit from strong innovation launches including Bud Light Platinum and Bud Lime Lime-A-Rita, and from Budweiser Black Crown. We estimate that market share remained stable in the quarter on a sequential basis and was marginally down versus 3Q12. Although the Canadian market remains very competitive, continued investment in our brands and our focus on balancing volume and profitability in a sustainable way continue to show positive results.

North American EBITDA grew by 2.4% to 1 858 million USD in 3Q13, with margin expansion of 53 bps for the Zone. US EBITDA margin improved by 80 bps, benefiting from distribution expense savings as a result of an improved production footprint for our innovations, as well as revenue per hl growth. North American EBITDA increased by 0.9% in 9M13 to 5 178 million USD with a small margin expansion of 15 bps.

Mexico

Mexican beer industry volumes remained under pressure in 3Q13, with our own volumes down by 2.3% in the quarter. This industry performance was due to a soft economy and, the impact of severe hurricanes and tropical storms, which disrupted economic activity in various states along the Mexican coastline. Domestic beer only revenue per hl in Mexico grew by 6.1% in 3Q13 driven by our revenue management initiatives.

Mexico EBITDA in 3Q13 grew by 69.7% to 537 million USD with an EBITDA margin enhancement of 1 818 bps to 46.2%. This very strong 3Q13 result reflects the capture of cost synergies in the quarter from the implementation of manufacturing best practices, procurement initiatives and overhead reductions.

Latin America North (LAN)

LAN volumes declined 4.0% in 3Q13, with beer volumes down 4.8% and soft drinks volumes declining by 2.1%. In 9M13, total volumes decreased 3.8%, with beer volumes falling 4.4% and soft drinks down 2.4%. We estimate beer industry volumes in Brazil declined by 4.3% in 3Q13.

In Brazil, our beer volumes declined by 5.0% in 3Q13 and by 4.7% in 9M13. The average market share for the quarter was estimated at 68.0%, which represents a sequential loss of just 10 bps. We estimate that our market share declined by 50 bps versus 3Q12, mainly due to a tough comparable. Our pack price strategies delivered solid results in the quarter with growth in both the 1 liter and 300 ml returnable bottles, while volumes of our premium brands continue to grow well ahead of the industry, driving mix improvements.

Our expectations for Brazil beer industry volume growth in FY13 remain unchanged. However, based on the 3Q13 results, we expect industry volume growth in FY13 to be at the lower end of the range provided in our guidance of flat to low single digit decline.

Brazil beer revenue per hl grew by 6.0% in 3Q13 against a difficult comparable of 18.3% in 3Q12, and by 8.1% in 9M13, due to pricing, premium brand mix and increased own distribution.

LAN EBITDA grew 9.5% to 1 295 million USD in 3Q13 with a margin expansion of 377 bps to 53.3%, driven by revenue per hl growth, lower cost of sales per hl compared to previous quarters and lower administrative expenses. The reduction in administrative expenses is mainly due to lower accruals for variable compensation. Distribution expenses increased by 19.8%, due mainly to an increase in own distribution. In 9M13, EBITDA increased by 5.5% to 3 679 million USD, with a margin expansion of 88 bps to 49.2%.

Latin America South (LAS)

Total volumes in LAS decreased 0.3% in 3Q13 with beer volumes down 2.0% and non-beer volumes up 2.2%. In 9M13, total volumes fell 4.5% with beer volumes declining 4.3% and non-beer volumes down 4.8%.

PRESS RELEASE Brussels, 31 October 2013 – 11 / 25

Beer volumes in Argentina grew 0.5% in 3Q13 despite a difficult economic environment with high inflationary pressure. We estimate that we gained share in the first eight months of the year for which data is available. Volumes declined by 3.6% in 9M13.

LAS EBITDA grew 20.5% to 301 million USD in 3Q13 with an EBITDA margin expansion of 198 bps to 42.6%, driven by revenue management initiatives and good cost discipline. In 9M13, EBITDA grew 15.5%, with a margin expansion of 99 bps to 41.7%.

Western Europe (WE)

Own beer volumes in 3Q13 grew by 0.1%, helped by good weather, while total volumes increased by 0.3%. In 9M13 own beer volumes declined by 4.6% while total volumes declined by 4.4%.

In Belgium, own beer volumes grew by 0.4% in 3Q13 driven by an industry recovery and a strong Focus Brand performance during the summer, leading to market share growth. Own beer volumes declined by 4.0% in 9M13.

In Germany, own beer volumes fell by 3.5% in 3Q13 and by 6.9% in 9M13, due to a weak industry and market share loss, driven by our price increase.

In the United Kingdom, own volumes including cider grew by 4.2% in 3Q13, with the industry benefiting from excellent summer weather. Market share in 9M13 was negatively impacted by ongoing promotional pressure, while we continue to balance volume, share and profitability.

WE EBITDA grew 4.8% to 350 million USD in 3Q13, with an EBITDA margin expansion of 101 bps to 34.4%, driven by revenue growth and cost management. In 9M13, EBITDA declined 2.7% to 838 million USD with a small margin contraction of 18 bps to 31.0%.

Central & Eastern Europe (CEE)

CEE total volumes declined by 18.9% in 3Q13 and by 13.3% in 9M13.

In Russia, beer volumes fell by 13.4% in 3Q13 due to weak industry performance. We estimate we gained share sequentially in the quarter, and continue to focus on balancing profitability with volume and market share. Beer volumes fell by 13.2% in 9M13.

In Ukraine, beer volumes declined by 26.2% in 3Q13 and by 13.4% in 9M13. The 3Q13 decline was driven by destocking in September following a very weak industry performance.

CEE EBITDA decreased by 38.2% to 67 million USD in 3Q13, and by 17.2% to 184 million USD in 9M13.

Asia Pacific (APAC)

Asia Pacific beer volumes grew by 8.4% in 3Q13 and by 8.8% in 9M13.

Beer volumes in China grew by 8.3% in 3Q13 and by 8.8% in 9M13 driven by industry growth and market share gains. Our Focus Brands Budweiser, Harbin and Sedrin grew by 13.5% in 3Q13 and by 14.8% in 9M13, significantly ahead of the total industry and our total volumes. We estimate that we gained 75 bps of market share in the first eight months of the year for which data is available.

APAC EBITDA increased by 24.1% to 227 million USD in 3Q13 with an EBITDA margin expansion of 118 bps to 20.6%. In 9M13, EBITDA increased by 31.9% to 496 million USD, with an EBITDA margin expansion of 184 bps to 18.3%.

PRESS RELEASE Brussels, 31 October 2013 – 12 / 25

Global Export & Holding Companies (GEHC)

GEHC reported EBITDA of 30 million USD in 3Q13 and -22 million USD in 9M13.

CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated Income Statement (million USD)

	3Q12	3Q12	Scope	Currency	Organic	3Q13	Organic
	Reported	Reference base		translation	growth		growth
Revenue	10 269	11 622	52	-293	348	11 729	3.0%
Cost of sales	-4 271	-4 876	-32	92	59	-4 757	1.2%
Gross profit	5 998	6 746	20	-201	407	6 972	6.0%
Distribution expenses	-948	-1 079	2	42	-44	-1 078	-4.1%
Sales and marketing expenses	-1 335	-1 573	-8	23	-55	-1 613	-3.5%
Administrative expenses	-600	-746	-5	3	85	-663	11.4%
Other operating income/(expenses)	186	246	—	-19	63	290	25.7%
Normalized profit from operations (normalized EBIT)	3 301	3 594	10	-152	456	3 908	12.7%
Non-recurring items above EBIT	-12					-26
Net finance cost	-680					-562
Non-recurring net finance cost	-9					170
Share of results of associates	170					5
Income tax expense	-456					-699
Profit	2 314					2 796
Profit attributable to equity holders of AB InBev	1 818					2 366
Profit attributable to non-controlling interest	496					430
Normalized EBITDA	3 981	4 359	15	-168	458	4 664	10.5%
Normalized profit attributable to equity holders of AB InBev	1 843					2 205

	9M12	9M12	Scope	Currency	Organic	9M13	Organic
	Reported	Reference Base		translation	growth		growth
Revenue	29 471	31 307	207	-917	888	31 484	2.8%
Cost of sales	-12 322	-13 134	-104	301	-176	-13 112	-1.3%
Gross profit	17 149	18 173	103	-615	712	18 372	3.9%
Distribution expenses	-2 855	-3 028	-2	125	-109	-3 014	-3.6%
Sales and marketing expenses	-4 016	-4 338	-27	102	-217	-4 481	-5.0%
Administrative expenses	-1 634	-1 828	-16	28	78	-1 737	4.3%
Other operating income/(expenses)	456	537	-2	-49	211	698	39.2%
Normalized profit from operations (normalized EBIT)	9 100	9 516	57	-409	674	9 838	7.1%
Non-recurring items above EBIT	11					6 253
Net finance cost	-1 558					-1 817
Non-recurring net finance cost	-10					151
Share of results of associates	498					288
Income tax expense	-1 188					-1 548
Profit	6 853					13 165
Profit attributable to equity holders of AB InBev	5 424					11 875
Profit attributable to non- controlling interest	1 429					1 290
Normalized EBITDA	11 133	11 666	81	-466	708	11 989	6.1%
Normalized profit attributable to equity holders of AB InBev	5 429					5 562

PRESS RELEASE Brussels, 31 October 2013 – 13 / 25

Revenue

Revenue grew by 3.0% in 3Q13 and by 2.8% in 9M13, with revenue per hl growth of 4.2% in 3Q13 and 5.1% in 9M13. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hl), revenue per hl improved by 4.9% in 3Q13 and by 5.7% in 9M13.

Cost of Sales (CoS)

Cost of Sales (CoS) decreased by 1.2% in 3Q13, and by 0.3% per hl. On a constant geographic basis, CoS per hl increased by 1.2% in 3Q13. The decrease in CoS was driven mainly by cost synergies captured in Mexico from implementation of manufacturing best practices and procurement initiatives. In 9M13, CoS grew by 1.3% and by 3.6% on a per hl basis. On a constant geographic basis, CoS per hl increased by 5.0% in 9M13.

Operating expenses

Total operating expenses decreased by 1% in 3Q13 and increased by 0.7% in 9M13:

•	Distribution expenses increased by 4.1% in 3Q13 and by 3.6% in 9M13, with lower distribution expenses in the US and the capture of cost synergies in Mexico, offset by increased own distribution in Brazil, and higher labor and transportation costs in Argentina and China

•	Sales and marketing expenses increased by 3.5% in 3Q13 and by 5.0% in 9M13 with higher investments behind our brands and innovations in most Zones, offset by synergy savings in Mexico and the timing of commercial spending in LAS

•	Administrative expenses decreased by 11.4% in 3Q13 and by 4.3% in 9M13 driven by overhead savings in Mexico and lower accruals for variable compensation

•	Other operating income was 290 million USD in 3Q13 compared to 246 million USD in 3Q12, and 698 million USD in 9M13 compared to 537 million USD in 9M12. The increase in 3Q13 is mainly due to higher government incentives linked to our investments and the favorable outcome of legal proceedings in Brazil

Non-recurring items above EBIT

Figure 4. Non-recurring items above EBIT (million USD)

	3Q12	3Q13	9M12	9M13
Restructuring (including impairment losses)	-9	-56	-16	-118
Fair value adjustments	—	-5	—	6 410
Business and asset disposal (including impairment losses)	23	39	62	39
Acquisition costs related to business combinations	-26	-4	-35	-78

Impact on profit from operations	-12	-26	11	6 253

Normalized profit from operations excludes negative non-recurring items of -26 million USD in 3Q13 compared with -12 million USD in 3Q12. Positive non-recurring items in 9M13 of 6 253 million USD mainly reflect the fair value adjustment on the initial investment held in Grupo Modelo, reported in the income statement in line with IFRS accounting standards.

PRESS RELEASE Brussels, 31 October 2013 – 14 / 25

Net finance costs

Figure 5. Net finance costs (million USD)

	3Q12	3Q13	9M12	9M13
Net interest expense	-466	-430	-1 349	-1 330
Net interest on net defined benefit liabilities	-39	-40	-121	-116
Accretion expense	-90	-83	-199	-236
Other financial results	-85	-9	111	-135
Net finance costs	-680	-562	-1 558	-1 817
Mark-to-market adjustment	—	170	—	251
Other	-9	—	-10	-100
Non-recurring net finance income	-9	170	-10	151

	-689	-392	-1 568	-1 666

Net finance costs (excluding non-recurring net finance costs) were 562 million USD in 3Q13 compared with 680 million USD in 3Q12, and 1 817 million USD in 9M13 compared to 1 558 million USD in 9M12. Other financial results of -9 million USD in 3Q13 include a gain of 193 million USD linked to the hedging of our share-based payment programs in the quarter, offset by negative currency results and the payment of bank fees and taxes in the normal course of business.

Non-recurring net finance results were 170 million USD in 3Q13 resulting from mark-to-market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo. By 30 September 2013, 99% of the deferred share instrument had been hedged at an average price of approximately 68 EUR per share.

Share of results of associates

3Q13 recorded a share of results of associates of 5 million USD compared to 170 million USD in 3Q12, and 288 million USD in 9M13 compared to 498 million USD in 9M12, mainly attributable to the results of Grupo Modelo up to the closing of the combination on 4 June 2013.

Income tax expense

Figure 6. Income tax expense (million USD)

	3Q12	3Q13	9M12	9M13
Tax expense	456	699	1 188	1 548
Effective tax rate	17.6%	20.0%	15.8%	10.7%
Normalized effective tax rate	17.2%	21.3%	15.6%	18.1%

Income tax in 3Q13 was 699 million USD with a reported effective tax rate (ETR) of 20.0%, compared with an income tax expense of 456 million USD in 3Q12 and a reported ETR of 17.6%. The normalized ETR in 3Q13 was 21.3%, compared with 17.2% in 3Q12. The increase in the normalized ETR in 3Q13 mainly results from a change in country mix, including the mix impact resulting from the combination with Grupo Modelo.

In 9M13, the income tax expense was 1 548 million USD with a reported ETR of 10.7%, compared with income taxes of 1 188 million USD with a reported ETR of 15.8% in 9M12. The normalized ETR in 9M13 was 18.1% compared with 15.6% in 9M12. The decrease in the reported ETR mainly results from the non-taxable nature of the fair value adjustment on the initial investment held in Grupo Modelo.

PRESS RELEASE Brussels, 31 October 2013 – 15 / 25

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest was 430 million USD in 3Q13, a decrease from 496 million USD in 3Q12, mainly due to a lower profit contribution from Ambev and the depreciation of the Brazilian real to the US dollar. 9M13 profit attributable to non-controlling interest was 1 290 million USD, a decrease from 1 429 million USD in 9M12.

3Q13 normalized profit and profit

Normalized profit attributable to equity holders of AB InBev was 2 205 million USD in 3Q13 compared with 1 843 million USD in 3Q12, and 5 562 million USD in 9M13 compared with 5 429 million USD in 9M12.

Profit attributable to equity holders of AB InBev was 2 366 million USD in 3Q13, compared to 1 818 million USD in 3Q12. Profit attributable to equity holders of AB InBev was 11 875 million USD in 9M13 compared to 5 424 million USD in 9M12 reflecting the fair value adjustment on the initial investment held in Grupo Modelo, reported in the income statement.

3Q13 and 9M13 EPS

Figure 7. Earnings per share (USD)

	3Q12	3Q13	9M12	9M13
Normalized earnings per share	1.16	1.36	3.40	3.45
Non-recurring items, after taxes, attributable to equity holders of AB InBev, per share	-0.02	-0.02	—	3.82
Non-recurring finance cost, after taxes, attributable to equity holders of AB InBev, per share	-0.01	0.10	-0.01	0.09

Basic earnings per share	1.13	1.44	3.39	7.36

Normalized EPS was 1.36 USD in 3Q13 compared with 1.16 USD in 3Q12, with the increase of 17.2% due to profit growth of the underlying business and the capture of cost synergies in Mexico. Normalized EPS was 3.45 USD in 3Q13 and 3.40 USD in 9M12.

Reconciliation between normalized EBITDA and profit attributable to equity holders

Figure 8. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)

	3Q12	3Q13	9M12	9M13
Profit attributable to equity holders of AB InBev	1 818	2 366	5 424	11 875
Non-controlling interests	496	430	1 429	1 290
Profit	2 314	2 796	6 853	13 165
Income tax expense	456	699	1 188	1 548
Share of results of associates	-170	-5	-498	-288
Non-recurring net finance cost	9	-170	10	-151
Net finance cost	680	562	1 558	1 817
Non-recurring items above EBIT (incl. non-recurring impairment)	12	26	-11	-6 253
Normalized EBIT	3 301	3 908	9 100	9 838
Depreciation, amortization and impairment	680	756	2 033	2 151
Normalized EBITDA	3 981	4 664	11 133	11 989

PRESS RELEASE Brussels, 31 October 2013 – 16 / 25

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items above EBIT (including non-recurring impairment); and (vii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

The 2013 third quarter (3Q13) financial data set out in Figures 3 to 8 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the nine months ended 30 September 2013, which have been reviewed by our statutory auditors PricewaterhouseCoopers Bedrijfsrevisoren BCVBA in accordance with both International Standard on Review Engagements 2410 and the standards of the Public Company Accounting Oversight Board (United States). The auditors concluded that, based on their review, nothing had come to their attention that caused them to believe that those interim financial statements were not prepared, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union.

PRESS RELEASE Brussels, 31 October 2013 – 17 / 25

RECENT EVENTS

Stock Lending

AB InBev intends to enter into stock lending arrangements for up to 20 million ordinary AB InBev shares, in the medium term, in order to fulfill its commitments under the various outstanding stock option plans of the company.

AB InBev to combine Western Europe and Central & Eastern Europe Zones

Effective 1 January, 2014, AB InBev will combine its Western Europe and Central & Eastern Europe Zones into a single Zone, to better position the company to tackle the opportunities and challenges facing its business across Europe. The new Zone will be headquartered in Leuven and led by Stuart MacFarlane, currently Zone President, Central & Eastern Europe. Jo Van Biesbroeck, currently Zone President, Western Europe & Chief Strategy Officer, will continue to serve as Chief Strategy Officer and will also lead AB InBev International, our global export and licensing operation.

Acquisition of breweries in China

In the first nine months of 2013, AB InBev continued to strengthen its position in China by agreeing to acquire a total of five breweries in several different regions for a combined aggregate purchase price of approximately 1.05 billion USD. Each transaction is subject to customary regulatory approvals and the agreed transactions are all expected to close in 2014, none of which is conditional on the completion of any other transaction. If all of the agreed transactions are completed as expected, AB InBev will gain a total of approximately 19 million hectoliters of additional capacity in China.

Amendment of credit facility

Effective 20 August 2013, AB InBev amended the terms of the 8.0 billion USD 5-year revolving credit facility, originally entered into in February 2010 and subsequently amended to extend the maturity until July 2016. The August 2013 amendment provides an extension of 7.2 billion USD of the 5-year revolving credit facility to a revised maturity of July 2018.

Ambev corporate restructuring

On 30 October 2013, Ambev S.A. obtained its registration as a public company with the Comissão de Valores Mobiliários – CVM in Brazil. As a result, and as previously disclosed, the company will now move to list its shares (and respective ADSs) on the BM&FBovespa S.A. – Bolsa de Valores Mercadorias e Futuros and on the New York Stock Exchange, respectively, which is expected to take place around mid-November 2013.

PRESS RELEASE Brussels, 31 October 2013 – 18 / 25

ANNEXES

•	Annex 1: Third quarter (3Q13) segment information

•	Annex 2: Nine Months 2013 (9M13) segment information

•	Annex 3: Reference Base for 1Q13 and 2Q13

CONFERENCE CALL AND WEBCAST

Investor Conference call and Webcast at 2.00pm Brussels / 1.00pm London / 9.00am New York

Registration details

Webcast (listen-only mode)

http://event.on24.com/r.htm?e=689020&s=1&k=4E6849547783C9351256A90138B98FFA

Conference call (with interactive Q&A)

http://www.directeventreg.com/registration/event/69698424

Disclaimer:

This release contains certain forward-looking statements reflecting the current views of the management of Anheuser- Busch InBev with respect to, among other things, Anheuser-Busch InBev’s strategic objectives. These statements involve risks and uncertainties. The ability of Anheuser-Busch InBev to achieve these objectives is dependent on many factors some of which may be outside of management’s control. By their nature, forward-looking statements involve risk and uncertainty because they reflect Anheuser-Busch InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 13 April 2013. Anheuser-Busch InBev cannot assure you that the future results, level of activity, performance or achievements of Anheuser-Busch InBev will meet the expectations reflected in the forward-looking statements. Anheuser-Busch InBev disclaims any obligation to update any of these statements after the date of this release.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer, one of the world’s top five consumer products companies and recognized as first in the beverage industry on FORTUNE Magazine’s “World’s Most Admired” companies list. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands - those with the greatest growth potential such as global brands Budweiser®, Corona®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of its approximately 150,000 employees based in 24 countries worldwide. In 2012, AB InBev realized 39.8 billion USD revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

PRESS RELEASE Brussels, 31 October 2013 – 19 / 25

ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Laura Vallis Tel: +1-212-573-9283 E-mail: laura.vallis@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com

PRESS RELEASE Brussels, 31 October 2013 – 20 / 25

Annex 1
AB InBev Worldwide	3Q12	Scope	Currency	Organic	3Q13	Organic
	Reference base		translation	growth		growth
Total volumes (thousand hls)	119 638	1 614	—	-1 589	119 664	-1.3%
AB InBev own beer	107 826	1 614	—	-1 533	107 907	-1.4%
Revenue	11 622	52	-293	348	11 729	3.0%
Cost of sales	-4 876	-32	92	59	-4 757	1.2%
Gross profit	6 746	20	-201	407	6 972	6.0%
Distribution expenses	-1 079	2	42	-44	-1 078	-4.1%
Sales and marketing expenses	-1 573	-8	23	-55	-1 613	-3.5%
Administrative expenses	-746	-5	3	85	-663	11.4%
Other operating income/(expenses)	246	—	-19	63	290	25.7%
Normalized EBIT	3 594	10	-152	456	3 908	12.7%
Normalized EBITDA	4 359	15	-168	458	4 664	10.5%
Normalized EBITDA margin	37.5%				39.8%	274	bp

North America	3Q12	Scope	Currency	Organic	3Q13	Organic
	Reference base		translation	growth		growth
Total volumes (thousand hls)	33 799	83	—	-640	33 243	-1.9%
Revenue	4 315	2	-21	47	4 343	1.1%
Cost of sales	-1 774	-5	5	32	-1 742	1.8%
Gross profit	2 541	-3	-16	79	2 601	3.1%
Distribution expenses	-346	6	4	13	-323	3.8%
Sales and marketing expenses	-472	-6	2	-37	-513	-7.7%
Administrative expenses	-117	—	1	-5	-121	-4.5%
Other operating income/(expenses)	18	—	—	2	20	10.8%
Normalized EBIT	1 624	-3	-9	52	1 664	3.2%
Normalized EBITDA	1 828	-3	-10	43	1 858	2.4%
Normalized EBITDA margin	42.4%				42.8%	53	bp

Mexico	3Q12	Scope	Currency	Organic	3Q13	Organic
	Reference base		translation	growth		growth
Total volumes (thousand hls)	9 532	—	—	-221	9 311	-2.3%
Revenue	1 095	—	39	31	1 164	2.8%
Cost of sales	-451	—	-12	103	-359	22.9%
Gross profit	644	—	27	134	805	20.8%
Distribution expenses	-119	—	-4	16	-106	13.5%
Sales and marketing expenses	-220	—	-6	31	-195	14.3%
Administrative expenses	-142	—	-4	32	-114	22.7%
Other operating income/(expenses)	57	—	2	-5	54	-9.1%
Normalized EBIT	220	—	15	208	444	94.7%
Normalized EBITDA	306	—	18	213	537	69.7%
Normalized EBITDA margin	28.0%				46.2%	1818	bp

Latin America - North	3Q12	Scope	Currency	Organic	3Q13	Organic
	Reference base		translation	growth		growth
Total volumes (thousand hls)	29 674	4	—	-1 202	28 476	-4.0%
Revenue	2 680	-1	-298	47	2 428	1.8%
Cost of sales	-863	—	95	-20	-788	-2.4%
Gross profit	1 817	-1	-202	27	1 641	1.5%
Distribution expenses	-291	—	39	-58	-310	-19.8%
Sales and marketing expenses	-285	—	32	-4	-256	-1.3%
Administrative expenses	-211	—	14	84	-114	39.8%
Other operating income/(expenses)	118	—	-22	77	174	65.2%
Normalized EBIT	1 148	—	-140	127	1 135	11.0%
Normalized EBITDA	1 329	—	-159	126	1 295	9.5%
Normalized EBITDA margin	49.6%				53.3%	377	bp

Latin America - South	3Q12	Scope	Currency	Organic	3Q13	Organic
	Reference base		translation	growth		growth
Total volumes (thousand hls)	8 192	—	—	-25	8 167	-0.3%
Revenue	694	—	-90	103	706	14.8%
Cost of sales	-280	—	37	-36	-278	-12.7%
Gross profit	413	—	-53	67	428	16.2%
Distribution expenses	-70	—	11	-14	-73	-20.5%
Sales and marketing expenses	-85	—	11	-1	-75	-1.4%
Administrative expenses	-29	—	2	-1	-27	-3.9%
Other operating income/(expenses)	5	—	—	-4	—	-91.3%
Normalized EBIT	235	—	-29	46	252	19.6%
Normalized EBITDA	278	—	-35	57	301	20.5%
Normalized EBITDA margin	40.1%				42.6%	198	bp

PRESS RELEASE Brussels, 31 October 2013 – 21 / 25

Annex 1
Western Europe	3Q12 Reference	Scope	Currency	Organic	3Q13	Organic
	Base		translation	growth		growth
Total volumes (thousand hls)	7 913	—	—	28	7 940	0.3%
AB InBev own beer	7 430	—	—	8	7 438	0.1%
Revenue	968	—	33	17	1 017	1.8%
Cost of sales	-404	—	-12	-2	-417	-0.6%
Gross profit	564	—	21	15	600	2.6%
Distribution expenses	-95	—	-4	1	-97	1.3%
Sales and marketing expenses	-171	—	-6	-3	-180	-1.5%
Administrative expenses	-64	—	-3	5	-62	8.1%
Other operating income/(expenses)	7	—	—	3	9	38.4%
Normalized EBIT	241	—	8	21	270	8.8%
Normalized EBITDA	323	—	11	16	350	4.8%
Normalized EBITDA margin	33.3%				34.4%	101	bp

Central and Eastern Europe	3Q12 Reference	Scope	Currency	Organic	3Q13	Organic
	Base		translation	growth		growth
Total volumes (thousand hls)	6 547	—	—	-1 239	5 308	-18.9%
Revenue	467	—	-4	-77	386	-16.4%
Cost of sales	-248	—	2	43	-203	17.2%
Gross profit	219	—	-2	-34	183	-15.5%
Distribution expenses	-47	—	—	7	-39	15.2%
Sales and marketing expenses	-87	—	1	-15	-101	-17.4%
Administrative expenses	-26	—	—	7	-18	28.2%
Other operating income/(expenses)	3	—	—	-3	—	—
Normalized EBIT	63	—	—	-38	25	-59.9%
Normalized EBITDA	110	—	-1	-42	67	-38.2%
Normalized EBITDA margin	23.6%				17.4%	-615	bp

Asia Pacific	3Q12 Reference	Scope	Currency	Organic	3Q13	Organic
	Base		translation	growth		growth
Total volumes (thousand hls)	19 779	1 589	—	1 654	23 022	8.4%
Revenue	859	58	37	145	1 100	16.9%
Cost of sales	-468	-31	-19	-47	-565	-9.9%
Gross profit	391	28	18	98	535	25.1%
Distribution expenses	-73	-5	-3	-10	-92	-13.5%
Sales and marketing expenses	-194	-6	-9	-35	-243	-18.0%
Administrative expenses	-67	-5	-3	-15	-90	-22.7%
Other operating income/(expenses)	25	—	1	-6	20	-23.0%
Normalized EBIT	83	11	4	33	130	39.8%
Normalized EBITDA	164	16	7	39	227	24.1%
Normalized EBITDA margin	19.0%				20.6%	118	bp

Global Export and Holding	3Q12 Reference	Scope	Currency	Organic	3Q13	Organic
Companies	Base		translation	growth		growth
Total volumes (thousand hls)	4 202	-63	—	57	4 197	1.4%
Revenue	544	-7	12	36	585	6.6%
Cost of sales	-389	3	-5	-14	-405	-3.8%
Gross profit	156	-4	7	21	180	13.9%
Distribution expenses	-38	1	-1	1	-37	1.7%
Sales and marketing expenses	-60	5	-2	8	-50	14.0%
Administrative expenses	-90	—	-4	-23	-117	-25.1%
Other operating income/(expenses)	13	—	—	—	14	-1.4%
Normalized EBIT	-19	2	-1	7	-10	40.9%
Normalized EBITDA	22	2	1	5	30	22.7%

PRESS RELEASE Brussels, 31 October 2013 – 22 / 25

Annex 2
AB InBev Worldwide	9 M12	Scope	Currency	Organic	9M13	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	318 834	3 360	—	-6 697	315 497	-2.1%
of which AB InBev own beer	283 396	3 290	—	-5 648	281 037	-2.0%
Revenue	31 307	207	-917	888	31 484	2.8%
Cost of sales	-13 134	-104	301	-176	-13 112	-1.3%
Gross profit	18 173	103	-615	712	18 372	3.9%
Distribution expenses	-3 028	-2	125	-109	-3 014	-3.6%
Sales and marketing expenses	-4 338	-27	102	-217	-4 481	-5.0%
Administrative expenses	-1 828	-16	28	78	-1 737	4.3%
Other operating income/(expenses)	537	-2	-49	211	698	39.2%
Normalized EBIT	9 516	57	-409	674	9 838	7.1%
Normalized EBITDA	11 666	81	-466	708	11 989	6.1%
Normalized EBITDA margin	37.3%				38.1%	117	bp

North America	9M12	Scope	Currency	Organic	9M13	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	96 475	246	—	-2 753	93 968	-2.8%
Revenue	12 268	9	-34	62	12 305	0.5%
Cost of sales	-5 039	-15	8	38	-5 008	0.8%
Gross profit	7 229	-6	-26	100	7 297	1.4%
Distribution expenses	-1 010	17	6	28	-958	2.9%
Sales and marketing expenses	-1 367	-18	4	-58	-1 438	-4.2%
Administrative expenses	-352	—	1	-1	-352	-0.4%
Other operating income/(expenses)	47	—	—	4	51	9.6%
Normalized EBIT	4 546	-6	-14	74	4 599	1.6%
Normalized EBITDA	5 156	-6	-16	44	5 178	0.9%
Normalized EBITDA margin	42.0%				42.1%	15	bp

Mexico	9M12	Scope	Currency	Organic	9M13	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	12 846	—	—	-214	12 632	-1.7%
Revenue	1 469	—	58	47	1 574	3.2%
Cost of sales	-597	—	-18	113	-503	19.0%
Gross profit	872	—	39	160	1 072	18.4%
Distribution expenses	-158	—	-5	22	-141	14.1%
Sales and marketing expenses	-300	—	-10	47	-262	15.8%
Administrative expenses	-190	—	-5	47	-148	24.9%
Other operating income/(expenses)	78	—	2	-20	60	-25.8%
Normalized EBIT	303	—	21	257	581	84.9%
Normalized EBITDA	419	—	26	261	706	62.2%
Normalized EBITDA margin	28.5%				44.9%	1632	bp

Latin America - North	9M12	Scope	Currency	Organic	9M13	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	86 220	790	—	-3 316	83 693	-3.8%
Revenue	7 879	131	-813	286	7 484	3.6%
Cost of sales	-2 541	-49	269	-189	-2 511	-7.5%
Gross profit	5 338	82	-545	97	4 973	1.8%
Distribution expenses	-945	-14	106	-124	-976	-13.1%
Sales and marketing expenses	-916	-14	103	-125	-952	-13.6%
Administrative expenses	-484	-8	40	73	-378	15.2%
Other operating income/(expenses)	290	-2	-54	242	476	83.4%
Normalized EBIT	3 284	45	-349	163	3 143	5.0%
Normalized EBITDA	3 814	60	-406	211	3 679	5.5%
Normalized EBITDA margin	48.4%				49.2%	88	bp

Latin America - South	9M12	Scope	Currency	Organic	9M13	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	26 749	—	—	-1 209	25 540	-4.5%
Revenue	2 171	—	-221	277	2 226	12.8%
Cost of sales	-881	—	88	-79	-872	-9.0%
Gross profit	1 290	—	-133	198	1 354	15.3%
Distribution expenses	-209	—	26	-41	-225	-19.6%
Sales and marketing expenses	-254	—	23	-25	-255	-9.8%
Administrative expenses	-79	—	4	-5	-79	-6.0%
Other operating income/(expenses)	-2	—	1	-8	-10	—
Normalized EBIT	746	—	-79	119	786	16.0%
Normalized EBITDA	883	—	-91	137	929	15.5%
Normalized EBITDA margin	40.7%				41.7%	99	bp

PRESS RELEASE Brussels, 31 October 2013 – 23 / 25

Annex 2
Western Europe	9M12	Scope	Currency	Organic	9M13	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	22 305	—	—	-985	21 320	-4.4%
of which AB InBev own beer	20 975	—	—	-955	20 020	-4.6%
Revenue	2 736	—	25	-59	2 702	-2.2%
Cost of sales	-1 164	—	-7	33	-1 138	2.9%
Gross profit	1 571	—	18	-26	1 564	-1.6%
Distribution expenses	-283	—	-3	12	-275	4.1%
Sales and marketing expenses	-510	—	-5	-5	-520	-1.0%
Administrative expenses	-191	—	-3	11	-183	5.7%
Other operating income/(expenses)	13	—	—	5	18	37.2%
Normalized EBIT	600	—	7	-4	604	-0.6%
Normalized EBITDA	852	—	10	-23	838	-2.7%
Normalized EBITDA margin	31.1%				31.0%	-18	bp

Central and Eastern Europe	9M12	Scope	Currency	Organic	9M13	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	17 842	—	—	-2 375	15 468	-13.3%
Revenue	1 293	—	-14	-151	1 128	-11.7%
Cost of sales	-703	—	7	81	-614	11.6%
Gross profit	590	—	-7	-70	514	-11.8%
Distribution expenses	-145	—	2	27	-116	18.8%
Sales and marketing expenses	-295	—	4	10	-281	3.5%
Administrative expenses	-77	—	1	12	-64	15.8%
Other operating income/(expenses)	5	—	—	-5	—	-93.8%
Normalized EBIT	78	—	-1	-25	53	-31.3%
Normalized EBITDA	224	—	-2	-39	184	-17.2%
Normalized EBITDA margin	17.3%				16.3%	-108	bp

Asia Pacific	9M12	Scope	Currency	Organic	9M13	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	47 805	2 513	—	4 225	54 543	8.8%
Revenue	2 165	88	66	399	2 718	18.4%
Cost of sales	-1 218	-50	-35	-178	-1 481	-14.7%
Gross profit	948	38	31	221	1 237	23.3%
Distribution expenses	-184	-8	-6	-31	-229	-17.0%
Sales and marketing expenses	-531	-10	-16	-77	-633	-14.5%
Administrative expenses	-188	-8	-6	-33	-236	-17.7%
Other operating income/(expenses)	72	—	2	-6	68	-7.9%
Normalized EBIT	117	12	5	74	208	62.7%
Normalized EBITDA	351	21	12	112	496	31.9%
Normalized EBITDA margin	16.2%				18.3%	184	bp

Global Export and Holding	9M12	Scope	Currency	Organic	9M13	Organic
Companies	Reference Base		translation	growth		growth
Total volumes (thousand hls)	8 592	-188	—	-70	8 333	-0.8%
Revenue	1 325	-21	17	27	1 347	2.1%
Cost of sales	-990	10	-9	4	-985	0.4%
Gross profit	335	-11	8	31	362	9.5%
Distribution expenses	-95	3	-1	-2	-96	-2.7%
Sales and marketing expenses	-166	14	-2	15	-139	10.0%
Administrative expenses	-268	—	-5	-26	-298	-9.7%
Other operating income/(expenses)	35	—	—	-1	34	-4.3%
Normalized EBIT	-158	6	—	16	-136	10.4%
Normalized EBITDA	-34	6	1	5	-22	17.5%

PRESS RELEASE Brussels, 31 October 2013 – 24 / 25

Annex 3
AB InBev Worldwide	1Q13	2Q13
	Reference Base	Reference Base
Volumes	100 922	114 758
Revenue	10 422	11 653
Cost of sales	-4 447	-4 883
Gross profit	5 975	6 770
Distribution expenses	-1 069	-1 096
Sales & marketing expenses	-1 496	-1 755
Administrative expenses	-612	-692
Other operating income/expenses (external)	250	261
Normalized EBIT	3 048	3 488
Normalized EBITDA	3 821	4 268
Normalized EBITDA margin	36.7%	36.6%

North America	1Q13	2Q13
	Reference Base	Reference Base
Volumes	28 356	32 368
Revenue	3 683	4 279
Cost of sales	-1 534	-1 732
Gross profit	2 149	2 547
Distribution expenses	-314	-321
Sales & marketing expenses	-444	-481
Administrative expenses	-118	-113
Other operating income/expenses (external)	15	16
Normalized EBIT	1 288	1 648
Normalized EBITDA	1 480	1 840
Normalized EBITDA margin	40.2%	43.0%

Mexico	1Q13	2Q13
	Reference Base	Reference Base
Volumes	8 835	10 306
Revenue	1 049	1 286
Cost of sales	-400	-453
Gross profit	649	833
Distribution expenses	-121	-128
Sales & marketing expenses	-208	-224
Administrative expenses	-118	-139
Other operating income/expenses (external)	54	50
Normalized EBIT	256	392
Normalized EBITDA	349	487
Normalized EBITDA margin	33.3%	37.9%

Latin America - North	1Q13	2Q13
	Reference Base	Reference Base
Volumes	28 285	26 932
Revenue	2 606	2 450
Cost of sales	-888	-835
Gross profit	1 717	1 615
Distribution expenses	-345	-321
Sales & marketing expenses	-311	-385
Administrative expenses	-123	-141
Other operating income/expenses (external)	160	142
Normalized EBIT	1 098	910
Normalized EBITDA	1 285	1 099
Normalized EBITDA margin	49.3%	44.9%

Latin America - South	1Q13	2Q13
	Reference Base	Reference Base
Volumes	9 825	7 548
Revenue	871	649
Cost of sales	-315	-279
Gross profit	556	370
Distribution expenses	-85	-67
Sales & marketing expenses	-94	-85
Administrative expenses	-24	-28
Other operating income/expenses (external)	-4	-6
Normalized EBIT	349	185
Normalized EBITDA	396	233
Normalized EBITDA margin	45.4%	35.8%

PRESS RELEASE Brussels, 31 October 2013 – 25 / 25

Annex 3
Western Europe	1Q13	2Q13
	Reference Base	Reference Base
Volumes	5 776	7 645
Revenue	721	974
Cost of sales	-328	-395
Gross profit	392	579
Distribution expenses	-83	-96
Sales & marketing expenses	-151	-195
Administrative expenses	-61	-60
Other operating income/expenses (external)	3	5
Normalized EBIT	100	233
Normalized EBITDA	177	311
Normalized EBITDA margin	24.6%	31.9%

Central & Eastern Europe	1Q13	2Q13
	Reference Base	Reference Base
Volumes	3 614	6 546
Revenue	271	471
Cost of sales	-165	-246
Gross profit	106	224
Distribution expenses	-31	-46
Sales & marketing expenses	-79	-102
Administrative expenses	-23	-23
Other operating income/expenses (external)	0	1
Normalized EBIT	-27	55
Normalized EBITDA	16	101
Normalized EBITDA margin	5.8%	21.4%

Asia Pacific	1Q13	2Q13
	Reference Base	Reference Base
Volumes	12 614	18 907
Revenue	703	916
Cost of sales	-418	-498
Gross profit	284	418
Distribution expenses	-58	-79
Sales & marketing expenses	-158	-232
Administrative expenses	-64	-82
Other operating income/expenses (external)	10	38
Normalized EBIT	14	64
Normalized EBITDA	113	157
Normalized EBITDA margin	16.1%	17.1%

Global Export & Holding	1Q13	2Q13
Companies	Reference Base	Reference Base
Volumes	3 615	4 507
Revenue	518	628
Cost of sales	-398	-444
Gross profit	120	184
Distribution expenses	-31	-39
Sales & marketing expenses	-51	-52
Administrative expenses	-81	-105
Other operating income/expenses (external)	12	13
Normalized EBIT	-31	1
Normalized EBITDA	6	40